UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No	☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    November 12, 2013

Financial Results

for the Six Months

ended September 30, 2013

-Supplementary Information-

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

Page

Financial highlights for the Six Months ended September 30, 2013

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)
	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

Financial highlights for the Six Months ended September  30, 2013

1. Income analysis

Consolidated				(Millions of yen)
		Six months ended		Six months ended
		Sep. 30, 2013	Change	Sep. 30, 2012
Consolidated gross profit	1	1,509,974	138,163	1,371,811
Net interest income	2	780,278	100,496	679,782
Trust fees	3	1,082	59	1,023
Net fees and commissions	4	490,118	89,149	400,969
Net trading income	5	120,182	(2,241)	122,423
Net other operating income	6	118,312	(49,300)	167,612
General and administrative expenses	7	(780,639)	(58,800)	(721,839)
Credit costs	8	(45,959)	12,586	(58,545)
Write-off of loans	9	(40,003)	15,083	(55,086)
Provision for specific reserve for possible loan losses	10	-	-	-
Provision for general reserve for possible loan losses	11	-	-	-
Other credit costs	12	(5,955)	(2,497)	(3,458)
Gains on reversal of reserve for possible loan losses	13	77,996	72,828	5,168
Recoveries of written-off claims	14	7,599	2,234	5,365
Gains (losses) on stocks	15	60,435	193,308	(132,873)
Equity in earnings (losses) of affiliates	16	8,105	2,435	5,670
Other income (expenses)	17	(1,585)	4,991	(6,576)
Ordinary profit	18	835,926	367,746	468,180
Extraordinary gains (losses)	19	(1,791)	1,356	(3,147)
Gains (losses) on disposal of fixed assets	20	(141)	1,031	(1,172)
Losses on impairment of fixed assets	21	(1,465)	793	(2,258)
Income before income taxes and minority interests	22	834,134	369,102	465,032
Income taxes - current	23	(185,385)	(76,326)	(109,059)
Income taxes - deferred	24	(74,654)	(111,573)	36,919
Income before minority interests	25	574,095	181,203	392,892
Minority interests in net income	26	(68,385)	(6,532)	(61,853)
Net income	27	505,709	174,670	331,039
Note:

    Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Total credit cost (8+13+14)	28	39,636	87,648	(48,012)
Note:	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Reference:				(Billions of yen)
Consolidated net business profit	29	708.1	109.3	598.8
Note:

    Consolidated net business profit = (SMBC’s non-consolidated banking profit (before provision for general reserve for possible loan losses))

    + (Other consolidated subsidiaries’ ordinary profit (excluding non-recurring items)) + (Affiliates’ ordinary profit) X (Ownership ratio)

    - (Internal transactions (dividends, etc.))

	Number of consolidated subsidiaries and affiliates

		Sep. 30, 2013	Change	Mar. 31, 2013
Consolidated subsidiaries	30	335	12	323
Equity method affiliates	31	48	4	44

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen )
		Six months ended		Six months ended
		Sep. 30, 2013	Change	Sep. 30, 2012
Gross banking profit	1	821,853	35,130	786,723
Gross domestic profit	2	597,377	63,980	533,397
Net interest income	3	491,274	84,972	406,302
Trust fees	4	1,038	49	989
Net fees and commissions	5	106,327	14,625	91,702
Net trading income	6	(543)	(418)	(125)
Net other operating income	7	(718)	(35,246)	34,528
Gains (losses) on bonds	8	682	(30,180)	30,862
Gross international profit	9	224,475	(28,851)	253,326
Net interest income	10	79,675	11,208	68,467
Net fees and commissions	11	57,518	8,092	49,426
Net trading income	12	26,035	(23,934)	49,969
Net other operating income	13	61,246	(24,216)	85,462
Gains (losses) on bonds	14	5,596	(80,820)	86,416
Expenses (excluding non-recurring losses)	15	(368,614)	(10,541)	(358,073)
Personnel expenses	16	(140,665)	(7,368)	(133,297)
Non-personnel expenses	17	(209,074)	(2,666)	(206,408)
Taxes	18	(18,874)	(507)	(18,367)
Banking profit (before provision for general reserve for possible loan losses)	19	453,239	24,589	428,650
Gains (losses) on bonds	20	6,278	(111,000)	117,278
Provision for general reserve for possible loan losses	21	-	-	-
Banking profit	22	453,239	24,589	428,650
Non-recurring gains (losses)	23	70,323	224,444	(154,121)
Credit costs	24	(1,556)	12,870	(14,426)
Gains on reversal of reserve for possible loan losses	25	77,429	38,639	38,790
Recoveries of written-off claims	26	2,470	2,448	22
Gains (losses) on stocks	27	76,484	210,087	(133,603)
Gains (losses) on sale of stocks and other securities	28	79,927	63,600	16,327
Losses on devaluation of stocks and other securities	29	(3,443)	146,487	(149,930)
Other non-recurring gains (losses)	30	(84,503)	(39,599)	(44,904)
Ordinary profit	31	523,562	249,034	274,528
Extraordinary gains (losses)	32	(1,037)	1,295	(2,332)
Gains (losses) on disposal of fixed assets	33	337	1,006	(669)
Losses on impairment of fixed assets	34	(1,374)	288	(1,662)
Income before income taxes	35	522,525	250,330	272,195
Income taxes - current	36	(115,700)	(46,929)	(68,771)
Income taxes - deferred	37	(76,610)	(112,892)	36,282
Net income	38	330,214	90,508	239,706

Total credit cost (21+24+25+26)	39	78,342	53,957	24,385
Provision for general reserve for possible loan losses	40	47,796	(8,236)	56,032
Write-off of loans	41	(399)	12,075	(12,474)
Provision for specific reserve for possible loan losses	42	30,402	47,804	(17,402)
Losses on sales of delinquent loans	43	(1,157)	795	(1,952)
Provision for loan loss reserve for specific overseas countries	44	(770)	(930)	160
Recoveries of written-off claims	45	2,470	2,448	22

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Banking profit per employee / overhead ratio

SMBC non-consolidated		(Millions of yen, %)
	Six months ended Sep. 30, 2013		Six months ended Sep. 30, 2012
		Change
Banking profit (before provision for general reserve for possible loan losses)	453,239	24,589	428,650
Per employee (thousands of yen)	19,351	835	18,516

Overhead ratio	44.9	(0.6)	45.5

Notes:	1.	Banking profit per employee is calculated on the basis of the average number of employees during the period, which includes executive officers (other than board members) and locally hired overseas staff; excludes temporary staff, transferred staff to other companies and employees temporarily transferred from other companies.
	2.	Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest spread (domestic)

SMBC non-consolidated					(%)
			Six months ended Sep. 30, 2013		Six months ended Sep. 30, 2012
	Three months ended Jun. 30, 2013	Three months ended Sep. 30, 2013		Change
Yield on interest earning assets (A)			1.41	0.30	1.11
Interest earned on loans and bills discounted (C)	1.45	1.43	1.44	(0.11)	1.55
Interest earned on securities			1.49	0.92	0.57
Total cost of funding (including expenses) (B)			0.87	(0.02)	0.89
Cost of interest bearing liabilities			0.09	(0.02)	0.11
Interest paid on deposits, etc. (D)	0.05	0.04	0.04	(0.01)	0.05
Interest paid on other liabilities			0.28	(0.01)	0.29
Expense ratio			0.78	0.00	0.78
Overall interest spread (A) - (B)			0.54	0.32	0.22
Interest spread (C) - (D)	1.40	1.39	1.40	(0.10)	1.50

4. Gains (losses) on securities

SMBC non-consolidated		(Millions of yen)
	Six months ended Sep. 30, 2013		Six months ended Sep. 30, 2012
		Change
Gains (losses) on bonds	6,278	(111,000)	117,278
Gains on sales	29,929	(101,863)	131,792
Losses on sales	(19,530)	(11,820)	(7,710)
Gains on redemption	0	0	0
Losses on redemption	(4,025)	2,777	(6,802)
Losses on devaluation	(95)	(95)	-

Gains (losses) on stocks	76,484	210,087	(133,603)
Gains on sales	81,418	61,250	20,168
Losses on sales	(1,491)	2,350	(3,841)
Losses on devaluation	(3,443)	146,487	(149,930)

Sumitomo Mitsui Financial Group

5. Unrealized gains (losses) on securities

Consolidated								(Millions of yen)
	Sep. 30, 2013					Mar. 31, 2013
	Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

		(a)	(a) - (b)	Gains	Losses		(b)	Gains	Losses
Held-to-maturity purpose	5,117,661	40,442	(20,708)	41,282	840	5,852,111	61,150	61,191	41
Other securities	22,442,959	1,400,079	278,481	1,530,780	130,701	35,776,786	1,121,598	1,256,572	134,973
Stocks	3,200,918	1,157,293	386,056	1,225,417	68,124	2,806,706	771,237	867,109	95,872
Bonds	13,292,268	66,539	(41,781)	70,159	3,620	24,525,328	108,320	112,202	3,881
Japanese government bonds	10,374,706	24,153	(40,417)	25,484	1,331	21,479,939	64,570	64,785	214
Others	5,949,772	176,247	(65,793)	235,202	58,955	8,444,750	242,040	277,260	35,220
Other money held in trust	23,799	43	33	43	-	22,789	10	10	-
Total	27,584,420	1,440,565	257,806	1,572,106	131,541	41,651,687	1,182,759	1,317,774	135,015
Stocks	3,200,918	1,157,293	386,056	1,225,417	68,124	2,806,706	771,237	867,109	95,872
Bonds	18,401,130	106,978	(62,489)	111,438	4,460	30,365,341	169,467	173,390	3,922
Others	5,982,371	176,294	(65,760)	235,249	58,955	8,479,639	242,054	277,274	35,220

SMBC non-consolidated								(Millions of yen)
	Sep. 30, 2013					Mar. 31, 2013
	Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

		(a)	(a) - (b)	Gains	Losses		(b)	Gains	Losses
Held-to-maturity purpose	5,009,604	39,555	(20,349)	40,378	823	5,735,948	59,904	59,941	37
Stocks of subsidiaries and affiliates	2,985,825	(61,512)	(45,186)	14,471	75,984	2,474,054	(16,326)	7,274	23,600
Other securities	20,513,659	1,310,317	269,657	1,428,341	118,023	33,655,434	1,040,660	1,165,723	125,062
Stocks	3,150,862	1,150,920	381,235	1,213,410	62,490	2,792,916	769,685	862,237	92,551
Bonds	12,120,781	62,102	(33,159)	64,873	2,770	23,126,292	95,261	98,552	3,291
Japanese government bonds	9,856,785	22,329	(33,296)	23,401	1,071	20,717,193	55,625	55,808	182
Others	5,242,014	97,293	(78,420)	150,056	52,762	7,736,225	175,713	204,933	29,219
Other money held in trust	2,399	43	33	43	-	2,372	10	10	-
Total	28,511,488	1,288,403	204,154	1,483,234	194,831	41,867,810	1,084,249	1,232,949	148,699
Stocks	4,290,797	1,148,455	384,169	1,227,882	79,426	3,900,774	764,286	869,511	105,224
Bonds	17,130,385	101,658	(53,507)	105,252	3,594	28,862,241	155,165	158,494	3,328
Others	7,090,304	38,289	(126,508)	150,100	111,810	9,104,794	164,797	204,943	40,146

Notes	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the fiscal year. Rest of the securities are valuated at market prices as of the balance sheet date.

	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on Other securities include gains which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to Net assets, accordingly. The amounts as of September 30, 2013 and March 31, 2013, are 53,774 million yen and 29,831 million yen, respectively, in the statements of income.

	4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25)

Sumitomo Mitsui Financial Group

6. Balance of securities, classified by maturity

Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated									(Billions of yen)
	Sep. 30, 2013					Mar. 31, 2013

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Bonds	5,838.8	9,139.5	2,089.3	62.8	17,130.4	8,429.5	17,822.5	2,546.7	63.6	28,862.2
Japanese government bonds	5,537.0	7,572.5	1,630.2	-	14,739.7	8,105.7	16,041.9	2,084.1	-	26,231.7
Japanese local government bonds	11.2	49.7	1.5	0.0	62.5	45.4	113.0	0.7	0.0	159.1
Japanese corporate bonds	290.6	1,517.3	457.6	62.8	2,328.2	278.5	1,667.6	461.9	63.6	2,471.5
Others	752.6	2,229.5	421.9	349.7	3,753.7	630.3	4,855.3	243.6	459.9	6,189.2
Total	6,591.4	11,369.0	2,511.2	412.5	20,884.1	9,059.9	22,677.8	2,790.3	523.5	35,051.4

7. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated							(Billions of yen)
	Sep. 30, 2013				Mar. 31, 2013
			Net assets (a) - (b)	Net deferred gains (losses)			Net assets (c) - (d)	Net deferred gains (losses)
	Assets (a)	Liabilities (b)			Assets (c)	Liabilities (d)
Interest rate swaps	70.1	57.8	12.2	(55.4)	78.4	22.6	55.9	(7.7)
Currency swaps	44.2	395.7	(351.5)	(37.8)	20.2	200.0	(179.9)	(37.2)
Others	0.3	0.7	(0.3)	46.4	0.9	-	0.9	51.8
Total	114.6	454.2	(339.6)	(46.8)	99.5	222.6	(123.1)	6.8

Notes	1.	Derivative transactions are valuated at fair value on the balance sheet.

	2.	SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.

	3.	Figures for Net deferred gains (losses) are those before application of tax effect accounting.

Appendix: Contract amount of interest rate swaps (under deferred hedge accounting), classified by maturity

(Billions of yen)

	Sep. 30, 2013				Mar. 31, 2013

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	3,611.0	14,701.7	7,643.6	25,956.2	2,347.4	15,046.7	8,201.6	25,595.6
Receivable floating rate / payable fixed rate	603.9	6,821.1	6,990.5	14,415.5	870.7	5,401.9	7,198.2	13,470.9
Receivable floating rate / payable floating rate	-	9.9	-	9.9	-	16.6	-	16.6

Total	4,214.9	21,532.7	14,634.0	40,381.7	3,218.1	20,465.3	15,399.8	39,083.1

Sumitomo Mitsui Financial Group

8. Employee retirement benefits

(1) Projected benefit obligation

Consolidated				(Millions of yen)
		Six months ended Sep. 30, 2013		Six months ended Sep. 30, 2012
			Change
Projected benefit obligation*	(A)	1,117,085	126,636	990,449
Fair value of plan assets*	(B)	1,036,130	133,876	902,254
Reserve for employee retirement benefits*	(C)	44,579	(1,332)	45,911
Prepaid pension cost*	(D)	224,719	12,498	212,221
Unrecognized prior service cost (deductible from the obligation)*	(E)	(1,254)	5,370	(6,624)
Unrecognized net actuarial gain (loss)*	(A-B-C+D-E)	262,349	1,221	261,128
* As of the beginning of the period

SMBC non-consolidated				(Millions of yen)
		Six months ended Sep. 30, 2013		Six months ended Sep. 30, 2012
			Change
Projected benefit obligation*	(A)	960,412	117,050	843,362
<Discount rate>		<1.5%>	<(1.0)%>	<2.5%>
Fair value of plan assets*	(B)	925,854	123,121	802,733
Reserve for employee retirement benefits*	(C)	-	-	-
Prepaid pension cost*	(D)	218,272	14,239	204,033
Unrecognized prior service cost (deductible from the obligation)*	(E)	-	4,538	(4,538)
Unrecognized net actuarial gain (loss)*	(A-B-C+D-E)	252,830	3,630	249,200
* As of the beginning of the period

(2) Pension expenses

Consolidated				(Millions of yen)
		Six months ended Sep. 30, 2013		Six months ended Sep. 30, 2012
			Change
Pension expenses		29,728	3,788	25,940

SMBC non-consolidated				(Millions of yen)
		Six months ended Sep. 30, 2013		Six months ended Sep. 30, 2012
			Change
Pension expenses		21,278	2,900	18,378
Service cost		11,303	2,375	8,928
Interest cost on projected benefit obligation		7,203	(3,339)	10,542
Expected returns on plan assets		(14,181)	(1,302)	(12,879)
Amortization of unrecognized prior service cost		-	2,475	(2,475)
Amortization of unrecognized net actuarial gain (loss)		16,581	2,660	13,921
Others		371	30	341

Sumitomo Mitsui Financial Group

9. Capital ratio (BIS guidelines)

(Basel III basis)

Consolidated		(Billions of yen, %)
	Sep. 30, 2013 [Preliminary] (a)		Mar. 31, 2013
		(a) - (b)	(b)
(1) Total capital ratio (4) / (7)	16.03	1.32	14.71
(2) Tier 1 capital ratio (5) / (7)	12.13	1.20	10.93
(3) Common equity Tier 1 capital ratio (6) / (7)	10.35	0.97	9.38
(4) Total capital	9,831.7	645.7	9,186.0
(5) Tier 1 capital	7,439.3	610.3	6,829.0
(6) Common equity Tier 1 capital	6,346.2	490.3	5,855.9
(7) Risk weighted assets	61,299.4	(1,126.7)	62,426.1
(8) Required capital (7) X 8%	4,904.0	(90.1)	4,994.1

SMBC consolidated
(1) Total capital ratio	18.02	1.18	16.84
(2) Tier 1 capital ratio	13.69	1.00	12.69
(3) Common equity Tier 1 capital ratio	12.16	0.90	11.26

SMBC non-consolidated
(1) Total capital ratio	19.42	0.80	18.62
(2) Tier 1 capital ratio	14.44	0.52	13.92
(3) Common equity Tier 1 capital ratio	12.31	0.56	11.75

10. ROE
Consolidated					(%)
	Six months ended Sep. 30, 2013 (a)			FY3/2013	Six months
		(a) - (b)	(a) - (c)	(b)	ended Sep. 30, 2012 (c)
ROE (denominator: Total stockholders’ equity)	17.1	2.3	4.3	14.8	12.8

Note:
ROE (denominator: Total stockholders’ equity)	=	(Net income) X (Number of days in a year (365 days)) / (Number of days in the period (183 days (365 days)))	X	100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

11.	Balance of problem assets, classified by Financial Reconstruction Act and self-assessment, and write-offs / reserves

*1	Includes amount of direct reduction totaling 338.6 billion yen.
*2	Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards. (Bankrupt/Effectively bankrupt borrowers: 3.0 billion yen, Potentially bankrupt borrowers: 7.9 billion yen)
*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*5	Includes Specific reserve for Borrowers requiring caution totaling 0.7 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

12. Risk-monitored loans

Consolidated	(Millions of yen, %)

	Sep. 30, 2013 (a)						Mar. 31, 2013 (b)		Sep. 30, 2012 (c)
			(a) - (b)		(a) - (c)
		Ratio		Ratio		Ratio		Ratio		Ratio
Bankrupt loans	57,378	0.1	1,899	0.0	(23,103)	0.0	55,479	0.1	80,481	0.1
Non-accrual loans	1,015,080	1.5	(115,482)	(0.2)	(95,901)	(0.3)	1,130,562	1.7	1,110,981	1.8
Past due loans (3 months or more)	18,597	0.0	2,553	0.0	(5,624)	0.0	16,044	0.0	24,221	0.0
Restructured loans	449,293	0.7	(35,670)	0.0	(46,085)	(0.1)	484,963	0.7	495,378	0.8
Total	1,540,350	2.3	(146,699)	(0.3)	(170,713)	(0.5)	1,687,049	2.6	1,711,063	2.8

Total loans (period-end balance)	65,696,779	100.0	64,688		3,961,940		65,632,091	100.0	61,734,839	100.0

Amount of direct reduction	569,267		(16,522)		(27,761)		585,789		597,028

SMBC non-consolidated	(Millions of yen, %)

	Sep. 30, 2013 (a)						Mar. 31, 2013 (b)		Sep. 30, 2012 (c)
			(a) - (b)		(a) - (c)
		Ratio		Ratio		Ratio		Ratio		Ratio
Bankrupt loans	46,449	0.1	1,500	0.0	(20,092)	0.0	44,949	0.1	66,541	0.1
Non-accrual loans	705,996	1.1	(54,705)	(0.2)	(61,084)	(0.3)	760,701	1.3	767,080	1.4
Past due loans (3 months or more)	9,278	0.0	274	0.0	(3,618)	0.0	9,004	0.0	12,896	0.0
Restructured loans	239,446	0.4	(8,188)	0.0	(15,785)	(0.1)	247,634	0.4	255,231	0.5
Total	1,001,170	1.6	(61,120)	(0.2)	(100,580)	(0.4)	1,062,290	1.8	1,101,750	2.0

Total loans (period-end balance)	60,839,409	100.0	1,068,646		5,006,407		59,770,763	100.0	55,833,002	100.0

Amount of direct reduction	305,061		(16,136)		111		321,197		304,950

13. Reserve for possible loan losses and reserve ratio

Consolidated	(Millions of yen, %)

	Sep. 30, 2013 (a)						Mar. 31, 2013 (b)		Sep. 30, 2012 (c)
			(a) - (b)		(a) - (c)
		Reserve ratio		Reserve ratio		Reserve ratio		Reserve ratio		Reserve ratio
Reserve for possible loan losses	813,907	52.84	(114,959)	(2.22)	(103,998)	(0.81)	928,866	55.06	917,905	53.65
General reserve	486,685		(52,620)		(53,201)		539,305		539,886
Specific reserve	326,446		(63,109)		(51,538)		389,555		377,984
Loan loss reserve for specific overseas countries	775		770		741		5		34

Amount of direct reduction	640,903		(12,243)		(37,885)		653,146		678,788

SMBC non-consolidated	(Millions of yen, %)

	Sep. 30, 2013 (a)						Mar. 31, 2013 (b)		Sep. 30, 2012 (c)
			(a) - (b)		(a) - (c)
		Reserve ratio		Reserve ratio		Reserve ratio		Reserve ratio		Reserve ratio
Reserve for possible loan losses	530,017	52.94	(86,576)	(5.10)	(87,938)	(3.15)	616,593	58.04	617,955	56.09
General reserve	328,928		(46,233)		(51,912)		375,161		380,840
Specific reserve	200,312		(41,114)		(36,790)		241,426		237,102
Loan loss reserve for specific overseas countries	775		770		762		5		13

Amount of direct reduction	338,638		(17,418)		(3,678)		356,056		342,316

Note: Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

Sumitomo Mitsui Financial Group

14. Problem assets based on the Financial Reconstruction Act and coverage

Consolidated	(Millions of yen, %)

	Sep. 30, 2013			Mar. 31, 2013	Sep. 30, 2012
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Bankrupt and quasi-bankrupt assets	237,385	(10,776)	(21,738)	248,161	259,123
Doubtful assets	863,882	(109,175)	(113,309)	973,057	977,191
Substandard loans	472,085	(33,045)	(43,109)	505,130	515,194
Total (A)	1,573,353	(152,996)	(178,157)	1,726,349	1,751,510
Normal assets	73,908,332	(365,276)	5,043,731	74,273,608	68,864,601
Total (B)	75,481,686	(518,272)	4,865,575	75,999,958	70,616,111
Problem asset ratio (A/B)	2.08	(0.19)	(0.40)	2.27	2.48

(Millions of yen)

	Sep. 30, 2013			Mar. 31, 2013	Sep. 30, 2012
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Total coverage (C)	1,339,659	(142,240)	(86,552)	1,481,899	1,426,211
Reserve for possible loan losses (D)	386,657	(60,996)	(30,826)	447,653	417,483
Amount recoverable by guarantees, collateral and others (E)	953,002	(81,243)	(55,726)	1,034,245	1,008,728

					(%)
Coverage ratio (C) / (A)	85.15	(0.69)	3.72	85.84	81.43
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	112.30	(1.41)	2.30	113.71	110.00

					(%)
Reserve ratio to unsecured assets (D) / (A - E)	62.33	(2.35)	6.12	64.68	56.21
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	131.20	(3.01)	7.62	134.21	123.58

SMBC non-consolidated	(Millions of yen, %)

	Sep. 30, 2013			Mar. 31, 2013	Sep. 30, 2012
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Bankrupt and quasi-bankrupt assets	140,606	(4,832)	(6,854)	145,438	147,460
Doubtful assets	636,949	(54,439)	(81,045)	691,388	717,994
Substandard loans	248,725	(7,913)	(19,402)	256,638	268,127
Total (A)	1,026,281	(67,184)	(107,301)	1,093,465	1,133,582
Normal assets	68,560,289	1,270,741	5,951,710	67,289,548	62,608,579
Total (B)	69,586,570	1,203,557	5,844,408	68,383,013	63,742,162
Problem asset ratio (A/B)	1.47	(0.13)	(0.31)	1.60	1.78

Amount of direct reduction	338,638	(17,418)	(3,678)	356,056	342,316
Note: Problem assets based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

	(Millions of yen)
	Sep. 30, 2013			Mar. 31, 2013	Sep. 30, 2012
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Total coverage (C)	926,105	(86,796)	(75,347)	1,012,901	1,001,452
Reserve for possible loan losses* (D)	276,250	(50,750)	(40,282)	327,000	316,532
Amount recoverable by guarantees, collateral and others (E)	649,854	(36,046)	(35,066)	685,900	684,920
* Sum of general reserve for substandard loans and specific reserve

					(%)
Coverage ratio (C) / (A)	90.24	(2.39)	1.90	92.63	88.34
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	114.97	(4.15)	0.04	119.12	114.93

					(%)
Reserve ratio to unsecured assets (D) / (A - E)	73.39	(6.84)	2.84	80.23	70.55
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	140.80	(10.49)	3.07	151.29	137.73

Sumitomo Mitsui Financial Group

15. Results of Off-Balancing of Problem Assets

SMBC non-consolidated

(Billions of yen)

	Sep. 30, 2013 (a)				Mar. 31, 2013 (b)
		(a) - (b)	Problem assets newly classified during the six months ended Sep. 30, 2013	Amount of off-balancing
Bankrupt and quasi-bankrupt assets	140.6	(4.9)	14.3	(19.2)	145.5
Doubtful assets	637.0	(54.4)	66.3	(120.7)	691.4
Total	777.6	(59.3)	80.6	(139.9)	836.9

Result of measures connected to off-balancing (*1)	108.6				114.0

Breakdown of off-balancing by factor (*2)	Disposition by borrowers’ liquidation			(7.2)
	Reconstructive disposition			(5.3)
	Improvement in debtors’ performance due to reconstructive disposition			-
	Loan sales to market			(26.8)
	Direct write-offs			20.4
	Others			(121.0)
		Collection / repayment, etc.		(92.6)
		Improvement in debtors’ performance		(28.4)
	Total			(139.9)

*1	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

*2	1. “Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2.  “Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

16. Loan portfolio, classified by industry

(1) Loans and bills discounted, classified by industry

SMBC non-consolidated						(Millions of yen, %)
	Sep. 30, 2013				Mar. 31, 2013		Sep. 30, 2012
	(a)	Ratio	(a) - (b)	(a) - (c)	(b)	Ratio	(c)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	47,789,150	100.0	195,807	1,695,975	47,593,343	100.0	46,093,175	100.0
Manufacturing	5,688,821	11.9	63,999	245,806	5,624,822	11.8	5,443,015	11.8
Agriculture, forestry, fisheries and mining	122,847	0.3	(24,741)	22,506	147,588	0.3	100,341	0.2
Construction	689,218	1.4	(13,711)	(4,634)	702,929	1.5	693,852	1.5
Transportation, communications and public enterprises	4,229,713	8.9	202,862	349,855	4,026,851	8.5	3,879,858	8.4
Wholesale and retail	3,837,546	8.0	96,726	207,705	3,740,820	7.9	3,629,841	7.9
Finance and insurance	6,513,088	13.6	259,472	721,858	6,253,616	13.1	5,791,230	12.5
Real estate and goods rental and leasing	6,279,807	13.1	(54,536)	22,643	6,334,343	13.3	6,257,164	13.6
Various services	3,543,462	7.4	46,658	416,384	3,496,804	7.3	3,127,078	6.8
Municipalities	934,051	2.0	(58,182)	(19,616)	992,233	2.1	953,667	2.1
Others	15,950,592	33.4	(322,741)	(266,532)	16,273,333	34.2	16,217,124	35.2
Overseas offices and Japan offshore banking accounts	13,050,258	100.0	872,839	3,310,432	12,177,419	100.0	9,739,826	100.0
Public sector	26,228	0.2	(10,436)	(7,444)	36,664	0.3	33,672	0.3
Financial institutions	1,043,127	8.0	143,723	307,098	899,404	7.4	736,029	7.6
Commerce and industry	10,905,549	83.6	561,114	2,707,772	10,344,435	84.9	8,197,777	84.2
Others	1,075,352	8.2	178,438	303,005	896,914	7.4	772,347	7.9
Total	60,839,409	-	1,068,646	5,006,407	59,770,763	-	55,833,002	-

Risk-monitored loans						(Millions of yen, %)
	Sep. 30, 2013				Mar. 31, 2013		Sep. 30, 2012
	(a)	Ratio	(a) - (b)	(a) - (c)	(b)	Ratio	(c)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	950,022	100.0	(58,116)	(91,162)	1,008,138	100.0	1,041,184	100.0
Manufacturing	119,901	12.6	(3,193)	(1,208)	123,094	12.2	121,109	11.6
Agriculture, forestry, fisheries and mining	1,317	0.1	(1,614)	(1,789)	2,931	0.3	3,106	0.3
Construction	50,869	5.4	(7,371)	(4,416)	58,240	5.8	55,285	5.3
Transportation, communications and public enterprises	147,596	15.5	(8,293)	(23,154)	155,889	15.5	170,750	16.4
Wholesale and retail	137,076	14.4	(4,037)	(6,800)	141,113	14.0	143,876	13.8
Finance and insurance	6,230	0.7	(341)	(4,712)	6,571	0.6	10,942	1.1
Real estate and goods rental and leasing	286,192	30.1	(17,358)	(16,654)	303,550	30.1	302,846	29.1
Various services	111,735	11.8	(17,838)	(32,891)	129,573	12.9	144,626	13.9
Municipalities	-	-	-	-	-	-	-	-
Others	89,101	9.4	1,928	459	87,173	8.6	88,642	8.5
Overseas offices and Japan offshore banking accounts	51,148	100.0	(3,004)	(9,417)	54,152	100.0	60,565	100.0
Public sector	-	-	-	-	-	-	-	-
Financial institutions	-	-	-	(150)	-	-	150	0.2
Commerce and industry	51,148	100.0	(3,004)	(9,267)	54,152	100.0	60,415	99.8
Others	-	-	-	-	-	-	-	-
Total	1,001,170	-	(61,120)	(100,580)	1,062,290	-	1,101,750	-

Sumitomo Mitsui Financial Group

(2)	Problem assets based on the Financial Reconstruction Act classified by industry, and reserve ratio

SMBC non-consolidated	(Millions of yen, %)
	Sep. 30, 2013				Mar. 31, 2013	Sep. 30, 2012
	(a)	Reserve ratio	(a) - (b)	(a) - (c)	(b)	(c)
Domestic offices (excluding Japan offshore banking accounts)	973,633	75.6	(64,522)	(90,465)	1,038,155	1,064,098
Manufacturing	125,835	65.2	(476)	275	126,311	125,560
Agriculture, forestry, fisheries and mining	1,319	74.6	(1,650)	(1,792)	2,969	3,111
Construction	50,972	68.6	(7,706)	(4,781)	58,678	55,753
Transportation, communications and public enterprises	147,949	75.9	(8,472)	(23,255)	156,421	171,204
Wholesale and retail	142,542	67.3	(3,603)	(7,986)	146,145	150,528
Finance and insurance	7,002	89.4	(376)	(4,762)	7,378	11,764
Real estate and goods rental and leasing	294,843	87.1	(25,704)	(13,556)	320,547	308,399
Various services	112,370	67.5	(18,230)	(34,571)	130,600	146,941
Municipalities	-	-	-	-	-	-
Others	90,797	100.0	1,697	(36)	89,100	90,833
Overseas offices and Japan offshore banking accounts	52,647	56.6	(2,663)	(16,837)	55,310	69,484
Public sector	-	-	-	-	-	-
Financial institutions	-	-	-	(888)	-	888
Commerce and industry	52,647	56.6	(2,663)	(15,948)	55,310	68,595
Others	-	-	-	-	-	-
Total	1,026,281	73.4	(67,184)	(107,301)	1,093,465	1,133,582
Notes	1. Problem assets based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

SMBC non-consolidated	(Millions of yen)
	Sep. 30, 2013			Mar. 31, 2013	Sep. 30, 2012
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Consumer loans	14,795,935	(159,909)	(222,362)	14,955,844	15,018,297
Housing loans	13,926,449	(159,783)	(221,232)	14,086,232	14,147,681
Self-residential purpose	11,117,631	(72,636)	(23,171)	11,190,267	11,140,802
Other consumer loans	869,486	(126)	(1,130)	869,612	870,616

(4) Loans to small- and medium-sized enterprises, etc.

SMBC non-consolidated	(Millions of yen, %)
	Sep. 30, 2013			Mar. 31, 2013	Sep. 30, 2012
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Outstanding balance	32,673,105	(418,624)	(43,204)	33,091,729	32,716,309
Ratio to total loans	68.4	(1.1)	(2.6)	69.5	71.0
Note: Outstanding balance does not include loans at overseas offices and Japan offshore banking accounts.

Sumitomo Mitsui Financial Group

17. Loan portfolio, classified by country

SMBC Non-consolidated

(1) Loans to specific overseas countries

	(Millions of yen)
	Sep. 30, 2013			Mar. 31, 2013	Sep. 30, 2012
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Loan balance	10,956	10,884	10,851	72	105
Number of countries	3	1	-	2	3

(2) Loans outstanding, classified by major domicile

	(Millions of yen, %)
	Sep. 30, 2013				Mar. 31, 2013		Sep. 30, 2012
	(a)	Ratio	(a) - (b)	(a) - (c)	(b)	Ratio	(c)	Ratio
Asia	4,376,963	31.7	345,810	1,089,093	4,031,153	31.5	3,287,870	31.6
Indonesia	176,243	1.3	7,725	39,963	168,518	1.3	136,280	1.3
Thailand	623,582	4.5	100,371	242,476	523,211	4.1	381,106	3.7
Korea	222,509	1.6	(55,673)	(50,397)	278,182	2.2	272,906	2.6
Hong Kong	1,209,465	8.8	124,658	311,343	1,084,807	8.5	898,122	8.6
China	297,020	2.2	50,405	69,695	246,615	1.9	227,325	2.2
Singapore	944,636	6.8	(1,151)	203,635	945,787	7.4	741,001	7.1
India	336,661	2.4	37,547	93,857	299,114	2.3	242,804	2.4
Others	566,847	4.1	81,928	178,525	484,919	3.8	388,322	3.7
Oceania	1,030,009	7.5	76,273	311,589	953,736	7.5	718,420	6.9
North America	3,929,361	28.5	211,678	993,725	3,717,683	29.0	2,935,636	28.2
Central and South America	1,126,145	8.2	19,547	161,614	1,106,598	8.6	964,531	9.3
Brazil	171,826	1.3	6,517	36,120	165,309	1.3	135,706	1.3
Panama	590,272	4.3	(1,584)	16,810	591,856	4.6	573,462	5.5
Others	364,047	2.6	14,614	108,685	349,433	2.7	255,362	2.5
Western Europe	2,063,712	14.9	214,661	520,184	1,849,051	14.4	1,543,528	14.8
Eastern Europe	572,762	4.1	63,080	179,222	509,682	4.0	393,540	3.8
Russia	500,511	3.6	44,577	140,186	455,934	3.6	360,325	3.5
Others	72,251	0.5	18,503	39,036	53,748	0.4	33,215	0.3
Others	705,996	5.1	61,227	146,108	644,769	5.0	559,888	5.4
Total	13,804,948	100.0	992,276	3,401,532	12,812,672	100.0	10,403,416	100.0
Note: Classified by domicile of debtors.

(3) Problem assets based on the Financial Reconstruction Act, classified by domicile

(Millions of yen, %)

	Sep. 30, 2013				Mar. 31, 2013	Sep. 30, 2012
	(a)	Reserve ratio	(a) - (b)	(a) - (c)	(b)	(c)
Overseas offices and Japan offshore banking accounts	52,647	56.6	(2,663)	(16,837)	55,310	69,484
Asia	4,599	59.0	294	(3,431)	4,305	8,030
Oceania	-	-	-	-	-	-
North America	2,321	76.6	(7,374)	(21,274)	9,695	23,595
Central and South America	6,516	71.3	2,619	3,588	3,897	2,928
Western Europe	3,639	59.7	(113)	(2,966)	3,752	6,605
Eastern Europe	-	-	-	(150)	-	150
Others	35,571	54.5	1,912	7,398	33,659	28,173

Notes	1.	Problem assets based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

	2.	Reserve ratio
		= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

18. Balance of deposits and Loans

SMBC non-consolidated

(1) Balance of deposits and loans

(Millions of yen, %)

	Six months ended Sep. 30, 2013 (a)			FY3/2013 (b)		Six months ended Sep. 30, 2012 (c)
		(a) - (b)	(a) - (c)
Deposits (period-end balance)	81,241,588	1,235,150	6,087,627	80,006,438		75,153,961
Deposits (average balance)	78,785,004	3,478,250	5,079,365	75,306,754		73,705,639
Domestic units	68,418,493	2,017,872	2,412,985	66,400,621		66,005,508
Loans (period-end balance)	60,839,409	1,068,646	5,006,407	59,770,763		55,833,002
Loans (average balance)	60,371,663	2,202,342	4,566,978	58,169,321		55,804,685
Domestic units	45,087,646	639,200	595,532	44,448,446		44,492,114
Note: Deposits do not include “negotiable certificates of deposit.”

(2) Balance of deposits, classified by type of depositor
(Millions of yen)
	Sep. 30, 2013 (a)			Mar. 31, 2013 (b)		Sep. 30, 2012 (c)
		(a) - (b)	(a) - (c)
Domestic deposits	72,844,285	196,885	3,280,247	72,647,400		69,564,038
Individual	39,632,637	804,914	1,510,522	38,827,723		38,122,115
Corporate	33,211,648	(608,029)	1,769,725	33,819,677		31,441,923
Note: The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.

Reference						(Billions of yen)
	Sep. 30, 2013 (a)			Mar. 31, 2013 (b)		Sep. 30, 2012 (c)
		(a) - (b)	(a) - (c)
Balance of investment trusts	3,008.9	(23.0)	488.0	3,031.9		2,520.9
Balance to individuals	2,657.2	(29.0)	430.9	2,686.2		2,226.3
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.

				(Billions of yen	)
	Six months ended Sep. 30, 2013 (a)		Six months ended Sep. 30, 2012 (b)	FY3/2013
		(a) - (b)
Sales of investment trusts to individuals	577.8	241.3	336.5	1,106.5

Sales of pension-type insurance	43.9	(14.5)	58.4	87.3

Sumitomo Mitsui Financial Group

19. Deferred tax assets and liabilities

(Billions of yen)

SMBC Non-consolidated
			Sep. 30, 2013	Change from Mar. 31, 2013	Mar. 31, 2013
(a) Total deferred tax assets	(b-c)	1	450.7	(56.4)	507.1
(b) Subtotal of deferred tax assets		2	809.1	(68.2)	877.3
Reserve for possible loan losses and write-off of loans		3	291.2	(42.1)	333.3
Taxable write-off of securities		4	310.8	(51.8)	362.6
Reserve for employee retirement benefits		5	45.9	(1.3)	47.2
Others		6	161.2	27.0	134.2
(c) Valuation allowance		7	358.4	(11.8)	370.2
(d) Total deferred tax liabilities		8	388.5	67.3	321.2
Gain on securities contributed to employee retirement benefits trust		9	36.2	-	36.2
Net unrealized gains on other securities		10	332.3	67.5	264.8
Others		11	20.0	(0.2)	20.2
Net deferred tax assets	(a-d)	12	62.2	(123.7)	185.9
Amount corresponding to Net deferred losses on hedges included in line 6		13	32.9	16.5	16.4
Amount corresponding to Net unrealized gains on other securities shown in line 10		14	(331.1)	(62.6)	(268.5)
Net deferred tax assets excluding the amount shown in line 13 and 14		15	360.4	(77.6)	438.0

SMBC recognized deferred tax assets pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA (*). SMBC is considered to be a company showing stable financial performance, which is classified under examples (2).

(*)JICPA Auditing Committee Report No.66

“Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets”

Reference: Income of final return before deducting operating loss carryforwards for the last 3 years

			(Billions of yen)
	FY3/2011	FY3/2012	FY3/2013	1H, FY3/2014
Income of final return before deducting operating loss carryforwards	637.8	310.3	658.4	314.2

Note:    The figure for 1H, FY3/2014 was estimated in interim closing.

Sumitomo Mitsui Financial Group

20. Earnings and dividends forecast for FY3/2014

(1) Earnings

Consolidated	(Billions of yen)
	FY3/2014		FY3/2013
	Forecast	Change	Result
Ordinary profit	1,280.0	206.3	1,073.7
Net income	750.0	(44.1)	794.1

Reference:
SMBC non-consolidated	(Billions of yen)
	FY3/2014		FY3/2013
	Forecast	Change	Result
Gross banking profit	1,540.0	(0.1)	1,540.1
Expenses	(740.0)	(12.3)	(727.7)
Banking profit (before provision for general reserve for possible loan losses)	800.0	(12.4)	812.4
Total credit cost	50.0	69.5	(19.5)
Ordinary profit	810.0	139.1	670.9
Net income	510.0	(107.8)	617.8

(2) Dividends
			(Yen)
	FY3/2014		FY3/2013
	Interim	Annual (Forecast)
Dividend per share for common stock	55	120	120
Note: Dividend per share for common stock for FY3/2013 includes commemorative dividend of 10 yen per share for SMFG’s 10th anniversary.

Reference:		(Billions of yen)
	FY3/2014		FY3/2013
	Interim	Annual (Forecast)
Total dividend	77.6	169.2	169.2

Sumitomo Mitsui Financial Group

Reference 1: FY3/2014 management policy and topics in 1H, FY3/2014

## FY3/2014 management policy

- ○ **Proactively contribute to the revitalization of the Japanese economy, and as a result achieve the grwoth of SMFG**
- ○ **Create new business models and challenge for "innovation" in order to make the next leap forward**

- Provide financing to support economic recovery of Japan. Take advantage of the shift from savings to investment by Japanese individuals. Capture the growth of Asia and other emerging markets
- As the last year of the medium-term management plan, seize business opportunities proactively while focusing on quality and also enhance client base and promote medium- to long-term initiatives for sustainable growth

## Topics in 1H, FY3/2014

### ● Consumer banking business

- Started "bank-securities integration model" between SMBC and SMBC Nikko Securities as a trial run in May
- Societe Generale Private Banking Japan became a wholly-owned subsidiary and commenced operation as SMBC Trust Bank in October
- Launched promotion activities of NISA (Nippon Individual Savings Account)
- SMBC and SMBC Consumer Finance started installing new jointly developed automated contract machines in May
- Sumitomo Mitsui Card entered into a business alliance with U.S.-based Square, Inc. and commenced providing mobile payment services, etc.

### ● Corporate banking business

- Actively extended loans by measures such as utilizing loan support program of the Bank of Japan
- Promoted initiatives to support growth industries, including investing in a regenerative medicine fund and an agricultural fund, as well as arranging project finance for solar energy projects
- SMBC Nikko Securities was appointed lead manager of global equity offerings by industrial corporations for the first time since joining SMFG group

### ● International business

- SMBC established three marketing offices in emerging markets, mainly in Asia, until October
- Sumitomo Mitsui Finance & Leasing, SMBC Nikko Securities and SMBC Consumer Finance each set up offices in Chengdu, San Francisco and Chongqing respectively
- Promoted Multi-Franchise strategy, including investing in BTPN in Indonesia
- Obtained FHC status in the U.S.

**(Reference) Progress towards financial targets in the medium-term management plan (FY3/2012-2014)**

| | 1H, FY3/2014 | FY3/2014 targets |
|---|---|---|
| Common equity Tier 1 capital ratio | | |
| Basel III fully-loaded basis *1 | 9.9% | 8% |
| Consolidated net income RORA | 1.6% | 0.8% |
| Consolidated overhead ratio | 50.6% | 50%-55% |
| SMBC non-consolidated overhead ratio | 44.9% | 45%-50% |
| Overseas banking profit ratio *2 | 31.9% | 30% |

*1 Based on the definition as of Mar. 31, 2019 *2 Based on the medium-term management plan assumed exchange rate of 1USD=JPY85

Sumitomo Mitsui Financial Group

Reference 2: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated	(Millions of yen)

	September 30, 2013 (A)	September 30, 2012 (B)	Change (A-B)	March 31, 2013 (C)	Change (A-C)
Assets
Cash and due from banks	22,371,159	6,163,479	16,207,680	9,416,357	12,954,802
Call loans	345,105	391,110	(46,005)	487,175	(142,070)
Receivables under resale agreements	244,394	135,025	109,369	229,826	14,568
Receivables under securities borrowing transactions	741,472	859,735	(118,263)	701,890	39,582
Bills bought	39,411	14,264	25,147	27,792	11,619
Monetary claims bought	779,242	619,433	159,809	795,514	(16,272)
Trading assets	3,532,413	4,221,406	(688,993)	4,085,739	(553,326)
Money held in trust	2,399	5,528	(3,129)	2,372	27
Securities	27,985,221	39,926,969	(11,941,748)	41,347,000	(13,361,779)
Loans and bills discounted	60,839,409	55,833,002	5,006,407	59,770,763	1,068,646
Foreign exchanges	1,470,994	1,163,896	307,098	1,319,175	151,819
Other assets	1,640,040	2,141,885	(501,845)	1,894,382	(254,342)
Tangible fixed assets	739,398	719,785	19,613	733,157	6,241
Intangible fixed assets	169,708	154,787	14,921	167,159	2,549
Deferred tax assets	62,223	247,223	(185,000)	185,941	(123,718)
Customers’ liabilities for acceptances and guarantees	5,387,422	4,488,875	898,547	5,391,645	(4,223)
Reserve for possible loan losses	(530,017)	(617,955)	87,938	(616,593)	86,576
Reserve for possible losses on investments	(90,934)	(32,970)	(57,964)	(29,280)	(61,654)
Total assets	125,729,064	116,435,483	9,293,581	125,910,020	(180,956)
Liabilities
Deposits	81,241,588	75,153,961	6,087,627	80,006,438	1,235,150
Negotiable certificates of deposit	11,897,351	10,556,395	1,340,956	11,921,899	(24,548)
Call money	1,662,525	1,705,571	(43,046)	2,450,065	(787,540)
Payables under repurchase agreements	1,238,024	920,359	317,665	1,704,650	(466,626)
Payables under securities lending transactions	1,695,034	2,637,544	(942,510)	2,654,478	(959,444)
Commercial paper	1,905,945	1,406,266	499,679	1,499,499	406,446
Trading liabilities	2,915,357	3,855,614	(940,257)	3,590,373	(675,016)
Borrowed money	3,705,779	2,748,237	957,542	2,963,075	742,704
Foreign exchanges	421,150	369,807	51,343	351,885	69,265
Short-term bonds	25,000	13,000	12,000	20,000	5,000
Bonds	4,241,796	4,137,134	104,662	4,277,003	(35,207)
Due to trust account	681,721	513,582	168,139	643,350	38,371
Other liabilities	1,673,308	2,029,113	(355,805)	1,817,920	(144,612)
Reserve for employee bonuses	11,312	10,352	960	11,436	(124)
Reserve for executive bonuses	-	-	-	665	(665)
Reserve for point service program	929	1,168	(239)	1,945	(1,016)
Reserve for reimbursement of deposits	7,617	6,935	682	10,050	(2,433)
Deferred tax liabilities for land revaluation	38,230	39,335	(1,105)	39,190	(960)
Acceptances and guarantees	5,387,422	4,488,875	898,547	5,391,645	(4,223)
Total liabilities	118,750,095	110,593,255	8,156,840	119,355,573	(605,478)
Net assets
Capital stock	1,770,996	1,770,996	-	1,770,996	-
Capital surplus	2,481,273	2,481,273	-	2,481,273	-
Capital reserve	1,771,043	1,771,043	-	1,771,043	-
Other capital surplus	710,229	710,229	-	710,229	-
Retained earnings	2,000,804	1,470,306	530,498	1,720,728	280,076
Other retained earnings	2,000,804	1,470,306	530,498	1,720,728	280,076
Voluntary reserve for retirement allowances	1,656	1,656	-	1,656	-
Voluntary reserve	219,845	219,845	-	219,845	-
Retained earnings brought forward	1,779,303	1,248,805	530,498	1,499,226	280,077
Treasury stock	(210,003)	(210,003)	-	(210,003)	-
Total stockholders’ equity	6,043,071	5,512,573	530,498	5,762,995	280,076

Net unrealized gains (losses) on other securities	925,454	150,401	775,053	742,338	183,116
Net deferred gains (losses) on hedges	(13,870)	153,288	(167,158)	23,301	(37,171)
Land revaluation excess	24,312	25,964	(1,652)	25,810	(1,498)
Total valuation and translation adjustments	935,897	329,654	606,243	791,451	144,446
Total net assets	6,978,968	5,842,228	1,136,740	6,554,446	424,522
Total liabilities and net assets	125,729,064	116,435,483	9,293,581	125,910,020	(180,956)

Note:	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated	(Millions of yen)

	Six months ended Sep. 30, 2013 (A)	Six months ended Sep. 30, 2012 (B)	Change (A-B)	FY3/2013
Ordinary income	1,249,385	1,087,154	162,231	2,121,369
Interest income	721,908	618,192	103,716	1,270,673
Interest on loans and discounts	466,005	458,412	7,593	954,116
Interest and dividends on securities	215,827	128,238	87,589	245,917
Trust fees	1,052	1,000	52	1,823
Fees and commissions	244,556	214,810	29,746	489,310
Trading income	26,156	50,140	(23,984)	5,780
Other operating income	89,348	141,464	(52,116)	278,366
Other income	166,362	61,546	104,816	75,414
Ordinary expenses	725,822	812,626	(86,804)	1,450,516
Interest expenses	150,960	143,426	7,534	299,478
Interest on deposits	31,198	29,723	1,475	60,491
Fees and commissions payments	80,724	73,693	7,031	145,572
Trading losses	664	295	369	9,562
Other operating expenses	28,820	21,472	7,348	51,254
General and administrative expenses	385,907	370,194	15,713	759,295
Other expenses	78,744	203,543	(124,799)	185,354
Ordinary profit	523,562	274,528	249,034	670,852
Extraordinary gains	1,175	1	1,174	42
Extraordinary losses	2,212	2,333	(121)	5,494
Income before income taxes	522,525	272,195	250,330	665,400
Income taxes - current	115,700	68,771	46,929	209,704
Income taxes - deferred	76,610	(36,282)	112,892	(162,095)
Total income taxes	192,310	32,489	159,821	47,609
Net income	330,214	239,706	90,508	617,791

  Note:    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Six months ended September 30, 2013	(Millions of yen)

		Capital surplus		Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Other retained earnings			Treasury stock	Total stockholders’ equity
				Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	710,229	1,656	219,845	1,499,226	(210,003)	5,762,995
Changes in the period
Cash dividends						(51,636)		(51,636)
Net income						330,214		330,214
Reversal of land revaluation excess						1,498		1,498
Net changes in items other than stockholders’ equity in the period
Net changes in the period	-	-	-	-	-	280,076	-	280,076
Balance at the end of the period	1,770,996	1,771,043	710,229	1,656	219,845	1,779,303	(210,003)	6,043,071

	(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	742,338	23,301	25,810	791,451	6,554,446
Changes in the period
Cash dividends					(51,636)
Net income					330,214
Reversal of land revaluation excess					1,498
Net changes in items other than stockholders’ equity in the period	183,115	(37,171)	(1,498)	144,445	144,445
Net changes in the period	183,115	(37,171)	(1,498)	144,445	424,522
Balance at the end of the period	925,454	(13,870)	24,312	935,897	6,978,968

  Note:    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

4. Market Value Information on Securities

  SMBC Non-consolidated

[1] Securities

In addition to “Securities” stated in the non-consolidated balance sheet, negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought” are included in the amounts below.

(1) Bonds classified as held-to-maturity
			(Millions of yen)
	Type	Sep. 30, 2013
		Balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds whose fair value is above the balance sheet amount	Japanese government bonds	4,613,193	4,651,427	38,234
	Japanese local government bonds	52,136	52,992	856
	Japanese corporate bonds	74,531	75,819	1,287
	Subtotal	4,739,860	4,780,239	40,378
Bonds whose fair value is below the balance sheet amount	Japanese government bonds	269,743	268,920	(823)
	Japanese local government bonds	-	-	-
	Japanese corporate bonds	-	-	-
	Subtotal	269,743	268,920	(823)
	Total	5,009,604	5,049,159	39,555

(2) Investments in subsidiaries and affiliates
		(Millions of yen)
		Sep. 30, 2013
	Balance sheet amount	Fair value	Net unrealized gains (losses)
Stocks of subsidiaries	60,577	44,598	(15,979)
Stocks of affiliates	128,176	82,643	(45,533)
Total	188,753	127,241	(61,512)

Note: Stocks of subsidiaries and affiliates whose fair value is extremely difficult to determine and the amounts of which are not included in the table above are as follows.

	(Millions of yen)
	Balance sheet amount
Stocks of subsidiaries	2,618,597
Stocks of affiliates	151,098
Others	27,375
Total	2,797,071

(3) Other securities
		(Millions of yen)
	Type	Sep. 30, 2013
		Balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Securities whose balance sheet amount is above the acquisition cost	Stocks	2,653,984	1,440,573	1,213,410
	Bonds	8,135,412	8,070,538	64,873
	Japanese government bonds	6,019,374	5,995,973	23,401
	Japanese local government bonds	6,556	6,452	103
	Japanese corporate bonds	2,109,481	2,068,112	41,368
	Others	2,344,893	2,194,836	150,056
	Subtotal	13,134,289	11,705,948	1,428,341
Securities whose balance sheet amount is below the acquisition cost	Stocks	297,872	360,362	(62,490)
	Bonds	3,985,369	3,988,140	(2,770)
	Japanese government bonds	3,837,411	3,838,483	(1,071)
	Japanese local government bonds	3,770	3,774	(3)
	Japanese corporate bonds	144,187	145,883	(1,695)
	Others	2,577,700	2,630,462	(52,762)
	Subtotal	6,860,942	6,978,966	(118,023)
	Total	19,995,231	18,684,914	1,310,317
Notes	1. Net unrealized gains (losses) on Other securities shown above include gains of 53,774 million yen that are recognized in the statement of income by applying fair value hedge accounting.

	2. Securities whose fair value is extremely difficult to determine and the amounts of which are not included in the table above are as follows.
		(Millions of yen)
		Balance sheet amount
Stocks		199,006
Others		319,421
Total		518,427

Sumitomo Mitsui Financial Group

(4) Write-down of securities

Securities other than those classified as trading purpose (excluding securities whose fair value is extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost, and such decline is not considered recoverable. The fair value is recognized as the balance sheet amount and the amount of write-down is accounted for as valuation loss for this period. Valuation loss for this period is 1,265 million yen. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers	Fair value is lower than acquisition cost.
Issuers requiring caution	Fair value is 30% or more lower than acquisition cost.
Normal issuers	Fair value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: Issuers that are not currently bankrupt but perceived to have a high risk of falling into bankruptcy

Issuers requiring caution: Issuers that are identified for close monitoring

Normal issuers: Issuers other than the above four categories of issuers

[2] Money held in trust

Other money held in trust (Other than classified as trading or held-to-maturity purpose)

SMBC Non-consolidated				(Millions of yen)
September 30, 2013
	Balance sheet amount	Acquisition cost	Net unrealized gains (losses)
				of which whose balance sheet amount is above the acquisition cost	of which whose balance sheet amount is below the acquisition cost
Other money held in trust	2,399	2,356	43	43	-

Reference 3: Exposure to securitized products
1. Securitized Products	Managerial accounting basis

Consolidated								(Billions of yen)
	September 30, 2013						March 31, 2013

	Balances (after provisions and write-offs)				Net unrealized gains/losses (after write-offs)		Balances (after provisions and write-offs)		Net unrealized gains/losses (after write-offs)
		Change from Mar. 2013	Overseas	Change from Mar. 2013		Change from Mar. 2013		Overseas

Cards, etc.	103.0	5.2	86.3	(11.5)	0.6	0.3	97.8	97.8	0.4

CLO	0.6	0.0	0.6	0.0	2.0	(0.1)	0.5	0.5	2.1

CMBS	8.8	0.3	8.8	0.3	0.5	0.0	8.5	8.5	0.5

RMBS, etc.	13.1	13.0	13.1	13.0	0.3	0.1	0.1	0.1	0.2

Total	125.4	18.5	108.7	1.8	3.4	0.2	106.9	106.9	3.2

Notes	1.	There is no amount of ABCP.

	2.	Excludes RMBS issued by GSE and Japan Housing Finance Agency, and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables, etc.

2. Leveraged loans

Consolidated					(Billions of yen)
	September 30, 2013				March 31, 2013

	Loans	Change from Mar. 2013	Undrawn commitments	Change from Mar. 2013	Loans	Undrawn commitments
Europe	135.7	26.4	23.7	7.0	109.4	16.6
Japan	210.8	30.0	33.4	(2.8)	180.8	36.2
United States	114.1	40.3	92.7	16.1	73.8	76.5
Asia (ex. Japan)	61.7	1.9	6.5	0.9	59.8	5.6
Total	522.3	98.5	156.2	21.2	423.8	135.0